Exhibit 99.1

HQ/CS/CL.24B/15381

13 May 2014

Sir,

Sub:	Information regarding Audited Financial Results for the Financial Year ended 31 March 2014 and Recommendation of Dividend.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the Financial Year ended 31 March 2014 according to Indian GAAP, which have been considered by the Board of Directors at their meeting held on 13 May 2014 (Attachment “A”).

2.     The Board of Directors have recommended a dividend of Rupees 4.50 (Four Rupees and Fifty Paisa) per share for the Financial Year 2013-14.

3.     The press release in this regards is also attached (Attachment “B”)

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

( in Lakhs)

A. STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2014

Part I
	Particulars	Standalone
		For the quarter ended					For the year ended
		March 31 2014 (adjusted)	March 31 2014	December 31 2013 (adjusted)	December 31 2013 (As published)	March 31 2013	March 31 2014	March 31 2013
		(unaudited) (Refer note 3)	(audited) (Refer note 2&3)	(unaudited) (Refer note 3)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
1	Income from Operations
	a. Revenue from Operations	107192	81034	107105	115983	115023	433005	441612
	b. Other operating income	400	400	4235	4235	—	4635	—

	c. Total Income from Operations (1a to 1b)	107592	81434	111340	120218	115023	437640	441612

2	Expenses
	a. Network and transmission	40571	40279	45404	45502	46196	187595	196320
	b. Employee benefit	16852	16178	16470	16685	15673	64081	63946
	c. Depreciation and amortization	16912	11262	16624	18573	19790	68023	76240
	d. Other	23034	15576	22332	25137	20407	86170	81325

	e. Total Expenditure (2a to 2d)	97369	83295	100830	105897	102066	405869	417831

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	10223	(1861)	10510	14321	12957	31771	23781
4	Other Income	11539	19639	10857	8066	6839	46395	38022

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	21762	17778	21367	22387	19796	78166	61803

6	Finance Cost	1341	1341	1447	1447	2158	5951	11969

7	Profit / (Loss) from Ordinary activities after Finance costs but before Exceptional Items (5 - 6)	20421	16437	19920	20940	17638	72215	49834
8	Exceptional Items gain/(loss)	—	—	—	—	18336	8133	15835

9	Profit / (Loss) from Ordinary Activities before Tax (7+8)	20421	16437	19920	20940	35974	80348	65669

10	Tax Expense	6791	4103	6656	6882	9019	26105	18145

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	13630	12334	13264	14058	26955	54243	47524

A. STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2014

( in Lakhs)

Part I
	Particulars	Standalone
		For the quarter ended					For the year ended
		March 31 2014 (adjusted)	March 31 2014	December 31 2013 (adjusted)	December 31 2013 (As published)	March 31 2013	March 31 2014	March 31 2013
		(unaudited) (Refer note 3)	(audited) (Refer note 2&3)	(unaudited) (Refer note 3)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—	—	—
13	Net Profit/(Loss) for the period (11 - 12)	13630	12334	13264	14058	26955	54243	47524

14	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500	28500	28500
15	Paid up Debt Capital						94118	77470
16	Reserves excluding Revaluation Reserve						739455	702495
17	Debenture Redemption Reserve						43794	35013

18	Earnings Per Share (EPS) Basic and diluted earnings per share before and after Extraordinary Items ( )	4.78	4.33	4.65	4.93	9.46	19.03	16.68
19	Debt Equity Ratio						0.12	0.10
20	Debt Service Coverage Ratio (DSCR) #						23.12	1.90
21	Interest Service Coverage Ratio (ISCR) ##						23.12	11.55

#	DSCR = (profit from ordinary activities before tax and exceptional Items + depreciation + interest on long-term loans) /(interest on long-term loans + repayment of long-term loans during the year)*
##	ISCR = (profit from ordinary activities before Tax and exceptional Items + depreciation + interest on long-term loans)/interest on long-term loans*
*	Loans having original maturity of more than 360 days are considered as long-term loans.

B. STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2014

Part II
	For the quarter ended			For the year ended
A) Particulars of Shareholding	March 31 2014	December 31 2013	March 31 2013	March 31 2014	March 31 2013
1. Public shareholding
a. Number of shares	71266785	71266785	53803177	71266785	53803177
b. Percentage of shareholding	25.01%	25.01%	18.88%	25.01%	18.88%

2. Promoters and Promoter Group Shareholding
a. Pledged / Encumbered
- Number of Shares	10000000	10000000	10000000	10000000	10000000
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	4.68%	4.68%	4.61%	4.68%	4.61%
- Percentage of Shares (as a % of the total share capital of the Company)	3.51%	3.51%	3.51%	3.51%	3.51%
b. Non-encumbered
- Number of Shares	203733215	203733215	207028873	203733215	207028873
- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	95.32%	95.32%	95.39%	95.32%	95.39%
- Percentage of Shares (as a % of the total share capital of the Company)	71.48%	71.48%	72.64%	71.48%	72.64%

3. Shares held by custodian and against which Depository Receipts have been issued-
(I) Promoters and promoters group	—	—	—	—	—
(II) Public	—	—	14167950	—	14167950

Particulars	Quarter ended on 31.03.2014
B) Investor complaints
Pending at the beginning of the quarter	Nil
Received during the quarter	0
Disposed off during the quarter	0
Remaining unresolved at the end of the quarter	Nil

( in lakhs)

C. STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2014

Part I
	Particulars	Consolidated
		For the quarter ended			For the year ended
		March 31 2014	December 31 2013	March 31 2013	March 31 2014	March 31 2013
		(audited) (Refer note 2)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
1	Income from Operations
	a. Revenue from Operations	521531	495365	440046	1961955	1721295
	b. Other operating income	400	4235	—	4635	—

	c. Total Income from Operations (1a to 1b)	521931	499600	440046	1966590	1721295

2	Expenses
	a. Network Costs	284969	269210	251960	1074572	978058
	b. Employee benefits	69235	61675	60486	249761	241146
	c. Depreciation and Amortisation	52433	52021	42728	209137	202705
	d. Other	89345	87094	78946	333461	296120

	e. Total Expenditure (2a to 2d)	495982	470000	434120	1866931	1718029

3	Profit / (Loss) from Operations before Other Income, Finance costs and Exceptional Items (1 - 2)	25949	29600	5926	99659	3266
4	Other Income / (Expense), Net	5300	2460	4137	14330	22659

5	Profit / (Loss) from Ordinary Activities before Finance costs and Exceptional Items (3 + 4)	31249	32060	10063	113989	25925

6	Finance Costs	19607	19838	18781	76170	79414

7	Profit / (Loss) from Ordinary Activities after Finance costs but before Exceptional Items (5 - 6)	11642	12222	(8718)	37819	(53489)
8	Exceptional Items gain/(loss)	(15000)	—	18332	6622	10418

9	Profit / (Loss) from Ordinary Activities before Tax (7+8)	(3358)	12222	9614	44441	(43071)

10	Tax Expense	8937	8710	10808	34328	22020

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	(12295)	3512	(1194)	10113	(65091)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

( in lakhs)

C. STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2014

Part I
		Consolidated
		For the quarter ended			For the year ended
		March 31 2014	December 31 2013	March 31 2013	March 31 2014	March 31 2013
	Particulars	(audited) (Refer note 2)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
13	Net Profit / (Loss) for the period (11 - 12)	(12295)	3512	(1194)	10113	(65091)
14	Share in Profit / (Loss) of Associates	2	64	37	169	25
15	Minority Interest	(26)	(22)	637	(140)	2735

16	Net Profit / (Loss) after taxes, minority interest and share of profit/(loss) of associates (13+14+15)	(12319)	3554	(520)	10142	(62331)

17	Paid up Equity Share Capital (Face value of 10 per share)	28500	28500	28500	28500	28500
18	Reserves excluding Revaluation Reserve				30846	93340
19	Debenture Redemption Reserve				43794	35013
20	Earnings Per Share (EPS) Basic and diluted earnings per share before and after Extraordinary Items ( )	(4.32)	1.25	(0.18)	3.56	(21.87)

D. Standalone Business Segment Information:

( in Lakhs)

Particulars	Standalone
	For the quarter ended					For the year ended
	March 31 2014 (adjusted)	March 31 2014	December 31 2013 (adjusted)	December 31 2013	March 31 2013	March 31 2014	March 31 2013
	(unaudited) (Refer note 3)	(audited) (Refer note 2&3)	(unaudited) (Refer note 3)	(As published)	(audited) (Refer note 2)	(audited)	(audited)
Income from Operations
Global Voice Solutions	22394	22394	27686	27686	31013	111922	119311
Global Data and Managed Services	85198	59040	83654	92532	84010	325718	322301

Total	107592	81434	111340	120218	115023	437640	441612

Segment result
Global Voice Solutions	(3252)	(3252)	(2687)	(2687)	(1357)	(12679)	(14423)
Global Data and Managed Services	68570	42614	65066	73761	67403	254667	251273

Total	65318	39362	62379	71074	66046	241988	236850

Less :
(i) Finance Cost	1341	1341	1447	1447	2158	5951	11969
(ii) Other Unallocable Expenses (net)*	43556	21584	41012	48687	27914	155689	159212

Profit / (Loss) before Taxes	20421	16437	19920	20940	35974	80348	65669

* Includes Exceptional Items gain/(loss)	—	—	—	—	18336	8133	15835

E. Consolidated Business Segment Information:

( in Lakhs)

Particulars	Consolidated
	For the quarter ended			For the year ended
	March 31 2014	December 31 2013	March 31 2013	March 31 2014	March 31 2013
	(audited) (Refer note 2)	(unaudited)	(audited) (Refer note 2)	(audited)	(audited)
Income from Operations
Global Voice Solutions	249065	242883	218818	957159	856469
Global Data and Managed Services	209263	204754	174632	792562	675343
South Africa Operations	63548	51833	46410	216314	188548
Others	55	130	186	555	935

Total	521931	499600	440046	1966590	1721295

Segment result
Global Voice Solutions	36362	38689	37047	158527	140359
Global Data and Managed Services	134127	128292	104850	493165	420581
South Africa Operations	13465	14562	2172	43557	5148
Others	(236)	(395)	(2644)	(995)	(3544)

Total	183718	181148	141425	694254	562544

Less :
(i) Finance Costs	19607	19838	18781	76170	79414
(ii) Other Unallocable Expenses (net)*	167469	149088	113030	573643	526201

Profit / (Loss) before Taxes	(3358)	12222	9614	44441	(43071)

* Includes Exceptional Items gain/(loss)	(15000)	—	18332	6622	10418

Notes to Segments:

The Company’s reportable business segments are Global Voice Solutions (GVS), Global Data and Managed Services (GDMS), South Africa Operations and others. The composition of the reportable segments is as follows:

GVS includes International and National Long Distance Voice services.

GDMS includes Corporate Data Transmission services, data centers, virtual private network signalling and roaming services, television and other network and managed services.

South Africa Operations are carried out by the Company’s subsidiary Neotel Pty Ltd. and comprise wholesale international voice and data transit, enterprise business solution services for the wholesale and corporate market, telephony and data services for retail customers in South Africa.

Others primarily comprise a Joint venture business.

Revenues and interconnect charges are directly attributable to the segments. Space segment utilization charges, rent of landlines and other network and transmission costs are allocated based on utilization of satellite and landlines. License fee for GVS and GDMS have been allocated based on adjusted gross revenues from these services. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to GVS and GDMS have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

F. Statement of Standalone Assets and Liabilities as at March 31, 2014

( in Lakhs)

Particulars		Standalone
		As at March 31 2014	As at March 31 2013
		(audited)	(audited)
A EQUITY AND LIABILITIES
1. Shareholders’ funds
(a) Share Capital		28500	28500
(b) Reserves and Surplus		760061	723142

	Sub-total - Shareholders’ funds	788561	751642

2. Non-current liabilities
(a) Long-term borrowings		21000	62500
(b) Other Long term liabilities		42869	39156
(c) Long-term provisions		12367	12216

	Sub-total - Non-current liabilities	76236	113872

3. Current liabilities
(a) Short-term borrowings		31618	14970
(b) Trade payables		114456	108281
(c) Other current liabilities		98248	70266
(d) Short-term provisions		32923	28199

	Sub-total - Current liabilities	277245	221716

	TOTAL - EQUITY AND LIABILITIES	1142042	1087230

B ASSETS
1. Non-current assets
(a) Fixed assets
(i) Tangible assets		411262	469491
(ii) Intangible assets		12456	13854
(iii) Capital work-in-progress		31004	17466
(b) Non-current investments		206866	203051
(c) Deferred tax assets (Net)		9292	871
(d) Long-term loans and advances		221282	185449
(e) Other non-current assets		808	808

	Sub-total - Non-current assets	892970	890990

2. Current assets
(a) Current investments		93431	46241
(b) Inventories - stores and spares		415	420
(c) Trade receivables		68544	85649
(d) Cash and bank balances		52263	32862
(e) Short-term loans and advances		33477	29039
(f) Other current assets		942	2029

	Sub-total - Current assets	249072	196240

	TOTAL - ASSETS	1142042	1087230

G. Statement of Consolidated Assets and Liabilities as at March 31, 2014

( in Lakhs)

Particulars		Consolidated
		As at March 31 2014	As at March 31 2013
A EQUITY AND LIABILITIES
1. Shareholders’ funds
(a) Share Capital		28500	28500
(b) Reserves and Surplus		51452	113987

	Sub-total - Shareholders’ funds	79952	142487

2. Minority Interest		621	791
3. Non-current liabilities
(a) Long-term borrowings		975055	919458
(b) Deferred tax liabilities (Net)		3573	2870
(c) Other Long term liabilities		415911	393297
(d) Long-term provisions		26393	23549

	Sub-total - Non-current liabilities	1420932	1339174

4. Current liabilities
(a) Short-term borrowings		222572	108040
(b) Trade payables		404027	391564
(c) Other current liabilities		319139	368522
(d) Short-term provisions		40450	33335

	Sub-total - Current liabilities	986188	901461

TOTAL - EQUITY AND LIABILITIES		2487693	2383913

B ASSETS
1. Non-current assets
(a) Fixed assets
(i) Tangible assets		1385496	1329151
(ii) Intangible assets		44074	54695
(iii) Capital work-in-progress		61818	76342
(iv) Intangible assets under development		3481	724
(b) Goodwill on consolidation		61846	87294
(c) Non-current investments		75380	75321
(d) Deferred tax assets (Net)		10847	1109
(e) Long-term loans and advances		228247	229076
(f) Other non-current assets		1232	808

	Sub-total-Non-current assets	1872421	1854520

2. Current assets
(a) Current investments		100442	56841
(b) Inventories - stores and spares		5058	2720
(c) Trade receivables		273390	313870
(d) Cash and bank balances		166947	92330
(e) Short-term loans and advances		67768	60827
(f) Other current assets		1667	2805

	Sub-total - Current assets	615272	529393

	TOTAL - ASSETS	2487693	2383913

Notes:

1.	The above standalone and consolidated results of the Company for the financial year ended March 31, 2014 have been reviewed by the audit committee and audited by the statutory auditors. These results were taken on record and approved by the Board of Directors at their meeting held on May 13, 2014.

2.	The figures of the last quarter are the balancing figures between the audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the current financial year.

3.	Consequent to the order of the Bombay High Court dated January 24, 2014, approving the Scheme of Arrangement, the transfer of the IDC division (Colocation service division of the Company) to Tata Communications Data Centers Private Limited (“TCDC”) has been effected from the appointed date in terms of the Scheme.

Consequently, the results for the standalone quarter ended March 31, 2014, (audited) exclude the results of the IDC division for the entire year ended March 31, 2014. Accordingly the results for the standalone quarter and year ended March 31, 2014, are not comparable with the results of the other periods.

Further, the figures disclosed for the quarters ended March 31, 2014, (adjusted) and December 31, 2013, (adjusted) are considering the impact of the exclusion of the results of the IDC division for the respective quarters only. No effect of the IDC division transfer has been given for the quarter and year ended March 31, 2013.

4.	The Board of Directors at its meeting held on May 13, 2014, proposed a dividend of 4.50 (Previous year 3) per equity share.

5.	Other Income includes:

Foreign Exchange Fluctuation

( in Lakhs)

Net foreign exchange gain/(loss)	For the quarter ended					For the year ended
	March 2014 (adjusted)	March 2014	December 2013 (adjusted)	December 2013	March 2013	March 2014	March 2013
	(unaudited) (Refer note 4)	(audited) (Refer note 2)	(unaudited) (Refer note 4)	(unaudited) (As published)	(audited) (Refer note 2)	(audited)	(audited)
- Standalone	(161)	(164)	379	365	448	(355)	1543
- Consolidated	(1612)	(1612)	(1605)	(1605)	(1162)	(4562)	(1448)

6.	Other operating income in the standalone and consolidated financial statements for the quarter ended March 31, 2014, quarter ended December 31, 2013 and year ended March 31, 2014, comprises an amount of 400 lakhs, 4235 lakhs and 4635 lakhs respectively in respect of export benefits received.

7.	Network costs in the consolidated financial statements for the quarter ended December 31, 2013 and year ended March 31, 2014, are net of a write back amounting to 3371 lakhs in respect of earlier years with respect to Neotel.

8.	The Company has recorded a provision for a decline other-than-temporary in the carrying value of the investments in and advances to Neotel and impairment of goodwill based on the ongoing exclusive discussions with Vodacom Group Limited to sell all of the issued share capital of Neotel, held by VSNL SNOSPV Pte Ltd, a wholly owned subsidiary of Tata Communications Limited, and the management’s current assessment that there are indications that there is a decline in such carrying values which may be other than temporary. (Refer Note 9 (a) and (c))

9.	Results include exceptional items:

a.	For the quarter and year ended March 31, 2014, a charge amounting to 15000 lakhs representing the impairment of Neotel goodwill, in the consolidated financial statements.

b.	For the year ended March 31, 2014, in respect of the standalone and consolidated financial statements, an amount of 21622 lakhs being Input credits against certain statutory obligations relating to earlier periods that have been accounted for during the quarter ended June 30, 2013 on crystallization of the entitlements to such credits.

c.	For the year ended March 31, 2014, in respect of the standalone financial statements, an amount of 13489 relating to the provision for diminution in carrying amount of investments and advances in Neotel.

d.	For the year ended March 31, 2013, in respect of the standalone financial statements, Employee cost optimization expenses amounting to 3127 lakhs and gain on sale of fixed asset of 18962 lakhs and in respect of consolidated financials, employee cost optimization expenses amounting to 8544 lakhs and gain on sale of fixed asset of 18962 lakhs.

e.	For the quarter ended March 31, 2013, in respect of the standalone financial statements, Employee cost optimization expenses amounting to 626 lakhs and gain on sale of fixed asset of 18962 lakhs and in respect of consolidated financials, employee cost optimization expenses amounting to 630 lakhs and gain on sale of fixed asset of 18962 lakhs.

10.	During the year ended March 31, 2013, the Company has reassessed the economic useful life of certain fixed assets which has resulted in net reduction in depreciation expenses of 35 lakhs for the quarter and year ended March 31, 2013 in its standalone financials and 12862 lakhs for the quarter ended March 31, 2013 and 15900 lakhs for the year ended March 31, 2013 in its consolidated financials.

11.	Previous year figures have been regrouped/ rearranged wherever necessary to conform to the current year’s classifications.

For TATA COMMUNICATIONS LIMITED

VINOD KUMAR

MANAGING DIRECTOR &

GROUP CEO

Place : Mumbai.

Date : May 13, 2014